Wave Systems Corp.

401 Congress Avenue, Suite 2650

Austin, TX 78701

September 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Bernard Nolan

Re:	Wave Systems Corp.
Request for Withdrawal Pursuant to Rule 477 of the Form S-3 Registration Statement (File No. 333-207596) (the “Original S-3”) and Post-Effective Amendment No. 1 to the Original Form S-3 (File No. 333-207596) (the “Post-Effective Amendment”)

Ladies and Gentlemen:

On August 26, 2016, the Bankruptcy Court for the District of Delaware entered an order (the “Confirmation Order”) confirming the Chapter 11 Plan of Reorganization of Wave Systems Corp. (the “Company”) dated June 17, 2016, as amended on August 23, 2016 (collectively, with all exhibits and supplements and modifications or other amendments thereto, the “Plan”). The Plan became effective on August 29, 2016 (the “Effective Date”). Pursuant to the Confirmation Order, on the Effective Date, among other things, all previously outstanding common stock of the Company and all rights to convert, exchange or receive Company common stock were automatically cancelled, released and extinguished, and all rights of ownership evidenced by the common stock were terminated.

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Original S-3 and the Post-Effective Amendment, which were filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015 and August 26, 2016, respectively.

The Company requests withdrawal of the Original S-3 and the Post-Effective Amendment because the Original Amendment was not declared effective and the Post-Effective Amendment was inadvertently filed. No securities were sold in connection with the Original S-3.

Thank you for your assistance with this matter. If you have any questions concerning this request, please contact our legal counsel, Ricardo Garcia-Moreno, at (713) 547-2208 or ricardo.garcia-moreno@haynesboone.com.

Sincerely,

Wave Systems Corp.

By:	/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

cc:	Ricardo Garcia-Moreno
Trevor Hoffman
Haynes and Boone, LLP